

**2023 Form 10-K**

**1110 Maple Road**

**P.O. Box 300**

**Elma, NY  14059-0300**

**www.servotronics.com**

**To All Servotronics Shareholders:**

The past year has been one of significant transformation and stabilization for our Company. The Servotronics Leadership Team has developed and implemented a comprehensive set of strategic imperatives. The main pillars of this plan include: Profitable Growth, People-Centric Culture, Operations Excellence, and Zero Defects Quality Assurance. These guide our actions towards generating consistent, sustainable long-term stakeholder value. Considerable progress has been made in each area.

In 2023, we saw the continued strong rebound in the commercial aerospace market. Our partnerships with many of the key players in this market drove Servotronics' substantial sales growth in 2023. We anticipate this will continue into the upcoming years. There are dynamics in this market we continue to monitor but expect long-term continued growth which will benefit Servotronics and our stakeholders. In addition, the current market challenges are presenting additional opportunities for repair and overhaul business. This will be an increasing contributor to our profitable growth in 2024.

Early in the past year we also announced a strategic review of the Ontario Knife Company (OKC) which made up our Consumer Products Group. Based on losses from this business over the past decade, as well as the upcoming outlook, we sold the assets and wound down the operations. This has allowed us to focus our valuable resources on our core business.

Looking forward, the robust designs of servovalves made by Servotronics are ideal for challenging applications including high temperature and high vibration environments. We are investing in new products based on these building blocks. There are applications in many other markets which require similar performance and we are exploring such new opportunities. Initial reaction has been very positive with a few early wins on defense and industrial applications.

To enable this growth, the Company has focused on building a positive, people-centric culture. Key leaders have been added who have functional and industry knowledge and who also have a strong alignment with our culture. They have included a new Chief Financial Officer, Director of Operations, Director of Marketing & Sales and, subsequent to year end, a new Chief Operating Officer. A cultural shift is evident within the organization. We are growing our people and talent to support the growth in our business.

Industry growth, our team, and revised approach to leadership has contributed to sequential increases in revenue and gross margins from continued operations through 2023. For 2024 we expect that further improvements in our manufacturing systems and aligning with the increasing demand of our customers will result in enhanced financial results.

Thank you for your continued support and interest in Servotronics. The Company is positioned very well in key markets that are experiencing dynamic growth. We have a team and a plan in place to capitalize on this opportunity. The improving financial performance seen in the second half of 2023 is just the start of what we expect in 2024 and beyond.

William F. Farrell, Jr.

William F. Farrell Jr

Chief Executive Officer

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D. C. 20549**

# Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2023**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission File No. 1-07109**

# SERVOTRONICS, INC.
(Exact name of registrant as specified in its charter)

| **Delaware** | **16-0837866** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I. R. S. Employer Identification No.) |

**1110 Maple Street**
**Elma, New York        14059 – 9573**
(Address of Principal Executive Offices) (Zip Code)

**(716) 655-5990**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common Stock | SVT | NYSE American |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Securities Exchange Act.

Large accelerated filer ☐        Accelerated filer ☐      Non-accelerated filer ☒    Smaller reporting company ☒    Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1 (b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes ☐   No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Based on the closing price of the Common Stock on June 30, 2023 $13.75 (the last day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the voting stock held by non-affiliates of the registrant was $29,511,666.

As of February 29, 2024, the number of $.20 par value common shares outstanding was 2,543,313.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Registrant's Proxy Statement for the 2024 Annual Meeting of Shareholders are incorporated by reference in Part III.

## TABLE OF CONTENTS

**PART I**

| | | |
|---|---|---|
| Item 1 | Business | 3 |
| Item 1A | Risk Factors | 5 |
| Item 1B | Unresolved Staff Comments | 5 |
| Item 1C | Cybersecurity | 5 |
| Item 2 | Properties | 6 |
| Item 3 | Legal Proceedings | 6 |
| Item 4 | Mine Safety Disclosures | 6 |

**PART II**

| | | |
|---|---|---|
| Item 5 | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 7 |
| Item 6 | [Reserved] | 7 |
| Item 7 | Management's Discussion and Analysis of Financial Condition and Results of Operations | 7 |
| Item 7A | Quantitative and Qualitative Disclosures About Market Risk | 16 |
| Item 8 | Financial Statements and Supplementary Data | 16 |
| Item 9 | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 16 |
| Item 9A | Controls and Procedures | 16 |
| Item 9B | Other Information | 17 |
| Item 9C | Disclosures Regarding Foreign Jurisdictions that Prevent Inspections | 17 |

**PART III**

| | | |
|---|---|---|
| Item 10 | Directors, Executive Officers and Corporate Governance | 18 |
| Item 11 | Executive Compensation | 18 |
| Item 12 | Security Ownership of Certain Beneficial Owners and Management, and Related Stockholder Matters | 18 |
| Item 13 | Certain Relationships and Related Transactions, and Director Independence | 18 |
| Item 14 | Principal Accountant Fees and Services | 18 |

**PART IV**

| | | |
|---|---|---|
| Item 15 | Exhibits and Financial Statement Schedules | 19 |
| Item 16 | Form 10-K Summary | 20 |

The Registrant, Servotronics, Inc., is referred to in this report as "Servotronics" or the 'Company" or in the nominative "we" or in the possessive "our."

## Item 1.   Business

### Description of the Business

Servotronics designs and manufactures high-performance servo valves, including torque motor, hydraulic, and pneumatic valves. Our products are sold to commercial aerospace, government, medical, and industrial markets.

Additional information describing the business is provided in Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations, of this report.

Until 2023, we operated historically under two business segments: Advanced Technology Group ("ATG") and Consumer Products Group ("CPG"), which were separate operating units that offered different products and services. The CPG business segment, which included the design, manufacturing, and marketing of a variety of cutlery products for use by consumers and government agencies, was divested as disclosed in the Company's quarterly reports on Form 10-Q for the quarterly periods ended September 30, 2023 and June 30, 2023. As a divested business segment, CPG is reflected as a discontinued operation in this annual report on Form 10-K.

The sale of the Company's products to primarily large commercial aerospace customers does result in a dependence on a small number of major customers. See Note 11, Customer and Supplier Concentration, for further information.

### Sales, Marketing, and Distribution

We have embarked on a rebranding initiative, launching a new website and refining our branding strategy to better communicate our product and service capabilities to new and existing customers. These developments are pivotal in aligning our organizational structure and market presence with our long-term vision and the dynamic demands of the aerospace and government sectors, as well as our targeted expansion into the energy and industrial markets.

Our products are marketed and sold throughout the United States and in select foreign markets. These products are sold to commercial aviation manufacturers, government prime contractors, government subcontractors, and end-users.

Servotronics holds long-term contracts with prime contractors of the United States Government for military programs and original equipment manufacturers for commercial programs. These contracts are subject to termination at the convenience of the customer. If such termination occurs, we would generally be entitled to receive payment for our costs and profits on work done before termination. Throughout the history of our business, less than 1% of our contracts have been terminated for convenience.

### Competition

We believe the critical items of competition in our markets are product quality, reliability, design, engineering capabilities, product development, conformity to customer specifications, timely delivery, and sales support. We compete effectively in the servo valve market as we provide significant value to our customers by developing customized solutions for their specific needs.

### Materials & Supplies

Materials, supplies, and components are purchased from many suppliers, however, the loss of a significant supplier could have a material effect on our operations in the short term. This report provides additional information describing supplier risk in Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 11 in the Consolidated Financial Statements.

**Intellectual Properties**

We recognize the critical importance of intellectual property (IP) to our business operations and overall value proposition. Our IP portfolio comprises trademarks, copyrights, and trade secrets encompassing innovative technologies, designs, processes, and branding assets integral to our products and services. These IP assets serve as key differentiators in the marketplace, providing us with competitive advantages, barriers to entry, and opportunities for monetization and strategic partnerships. By effectively safeguarding and leveraging our intellectual property assets, we aim to sustain our competitive position, drive innovation, and create long-term value for our shareholders.

**Research and Development Activities**

We continue to make considerable investments in research and development activities, demonstrating our commitment to promoting innovation and continuous improvement throughout our operations and with our customers. By prioritizing research and development initiatives, we aim to drive sustainable long-term growth, strengthen our market position, and provide greater value to our stakeholders over the long term.

**People and Values**

Our company's culture is built on strong values. We prioritize respect for all and foster an inclusive workplace where every staff member can thrive and showcase their full potential. Innovation and personal growth are encouraged among employees.

The dedication and hard work of our employees form the backbone of our operations. As a quality, technology and research driven company, attracting and retaining the right team of talented individuals is essential to achieving our long-term strategic goals. As of December 31, 2023, our team comprised 262 individuals, with 254 as full-time employees, 1 part-time, 3 temporary, and 4 subcontractors across our two New York locations. About 88% actively contribute to production, engineering, inspection, packaging, or shipping tasks. Each member's commitment and expertise are deeply appreciated, and none are bound by a collective bargaining agreement, reflecting our collaborative and supportive work environment.

We are dedicated to attracting top talent from diverse backgrounds and industries to meet our current and future business needs. This is achieved through partnerships with trade schools, universities, and professional associations.

Employee engagement and retention are key priorities. We actively seek feedback through focus groups and strategy sessions, fostering a culture of collaboration and innovation. Personal and professional growth is encouraged at all levels, and our recently implemented leadership program focuses on developing current and future leaders, ensuring they create an inspiring and motivating workplace for all.

**Corporate Responsibility**

Our values lay the foundation for our growth as a corporation. Emphasizing ethics and integrity, we conduct our business in compliance with all laws and regulations, emphasizing ethics and integrity. We file annual, quarterly, and current reports, proxy statements, and other information with the U.S. Securities and Exchange Commission. Additionally, we maintain an anonymous ethics hotline for employees to report any concerns they have about business behavior.

**Disclosure Regarding Forward-Looking Statements**

The information included or incorporated by reference in this report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "project," "believe," "plan," "anticipate," "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve numerous risks and uncertainties which may cause the actual results of the Company to be materially different from future results expressed or implied by such forward-looking statements. There are a number of factors that will influence our future operations, including: uncertainties in today's global economy, including political risks and adverse changes in legal and regulatory environments; the ability to implement our corporate strategies; the state of the aerospace and defense industries; the introduction of new technologies and the impact of competitive products; the ability to sustain, manage or forecast our growth and product acceptance to accurately align capacity with demand; risks related to constraints and disruptions in the global supply chain and labor markets; the demand for and market acceptance of new or existing aircraft which contain our products; risks related to our concentration of revenue among a relatively small number of customers; the availability of financing and changes in interest rates; the outcome of pending and potential litigation; our ability to attract and retain key executives and employees; and the additional risks discussed elsewhere in this report and in the Company's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date hereof. The Company assumes no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.

**Item 1A.    Risk Factors**

Servotronics is a smaller reporting company as defined in Rule 12b-2 of the Exchange Act and is not required to provide the information required under this item.

**Item 1B.    Unresolved Staff Comments**

None.

**Item 1C.    Cybersecurity**

*Cybersecurity Risk Management and Strategy*

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management program is aligned to the Company's business strategy. It shares common methodologies, reporting channels and governance processes that apply to the other areas of enterprise risk, including legal, compliance, strategic, operational, and financial risk. Key elements of our cybersecurity risk management program include:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

- a security team principally responsible for managing our cybersecurity risk assessment processes and our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security procedures;

- training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and procedures;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for service providers, suppliers, and vendors.

In the last three fiscal years, the Company has not experienced any material cybersecurity incidents.

*Cybersecurity Governance*

The Board regularly receives reports from our executive officers and third parties on cybersecurity matters. In addition, the Board receives reports addressing cybersecurity as part of our overall enterprise risk management program and to the extent cybersecurity matters are addressed in regular business updates.

Management is responsible for developing cybersecurity programs, including as may be required by applicable law or regulation. These individuals' expertise in IT and cybersecurity generally has been gained from a combination of education, including relevant degrees and/or certifications, and prior work experience.

They are informed by their respective cybersecurity teams and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents as part of the cybersecurity programs described above.

**Item 2.  Properties**

Our corporate headquarters are located in Elma, New York in a facility we own encompassing approximately 83,000 square feet used for manufacturing activities as well as office space for our sales, marketing, engineering, and administrative personnel. We also own a building in Franklinville, New York of approximately 92,000 square feet that was primarily used by the CPG prior to the divestment of that business segment in August 2023. A portion of the Franklinville facility continues to be used to support manufacturing of our servo-control business.

We believe that our properties are generally in good condition, are well maintained, and are suitable and adequate to carry on our business.

**Item 3.  Legal Proceedings**

See Note 9, Commitments and Contingencies, for information regarding legal actions. There are no other legal proceedings currently pending by or against us other than ordinary routine litigation incidental to the business which is not expected to have a material adverse effect on the business or earnings of the Company.

**Item 4.  Mine Safety Disclosures**

Not applicable.

**Item 5.  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

**(a)  Market Information:**

Our common stock is listed on the NYSE American stock exchange and trades under the ticker symbol SVT.

**(b)  Approximate Number of Holders of Common Stock,** as of February 23, 2024

| Title of Class | Appropriate number of record holders |
|---|---|
| Common Stock, $.20 par value per share . . . . . . . . . . . . . . . . . . . . . . . . | 226 |

**(c)  Dividends on Common Stock**

We believe in creating long-term value for our shareholders by continually investing in our business, utilizing capital expenditures and exploring new market opportunities. Additionally, we remain committed to identifying strategic acquisitions and returning capital to our shareholders. No cash dividends were paid in the two-year period ended December 31, 2023 and we have no immediate plans to do so, as we intend to retain all cash from operations to fuel working capital and further business growth.

**(d)  Company Purchases of Company's Equity Securities**

| Period | Number of Shares Purchased[1] | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased Under the Plans of Programs[2] |
|---|---|---|---|---|
| 10/01/23 to 10/31/23 . . . . . . . . . . . . | — | — | — | — |
| 11/01/23 to 11/30/23 . . . . . . . . . . . . | — | — | — | — |
| 12/01/23 to 12/31/23 . . . . . . . . . . . . | 1,748 | 12.40 | — | — |
| Total . . . . . . . . . . . . . . . . . . . . | 1,748 | 12.40 | — | n/a |

(1)  As permitted under the Company's equity compensation plan, these shares were withheld by the Company to satisfy tax withholding obligations for employees in connection with the vesting of stock. Shares withheld for tax withholding obligations do not affect the total number of shares available for repurchase under any approved common stock repurchase plan.

(2)  The Board of Directors (Board) authorized the purchase of up to 450,000 shares of its common stock in the open market or in privately negotiated transactions. As of December 31, 2023, the Company has purchased 360,615 shares and there remain 89,385 shares available to purchase under this program. There were no shares purchased by the Company in 2023 or 2022. In March 2024, the Board formally approved the termination of the share repurchase authorization under this program.

**Item 6.  [Reserved]**

**Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes appearing elsewhere in this report.

The discussion and analysis contain forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements due to many known and unknown risks and uncertainties described elsewhere in this report.

**Business Overview**

We are a strategic partner in the aerospace industry, playing a key role in supporting the growth of commercial airplanes, including Narrowbody and Widebody aircraft and business jets. We have long-term customer contracts resulting from being a trusted partner in safety-critical, high-temperature, and high-vibration environments. Our products are sold to commercial aerospace, government, medical, and industrial markets.

As stated in Item 1 and disclosed in the accompanying Consolidated Financial Statements, we executed an Asset Purchase Agreement (APA) with a third party on August 1, 2023 to sell certain assets of The Ontario Knife Company ("OKC"), wind-down the OKC operations, and divest the CPG business segment. This divestiture represented a strategic shift, and the Company has realigned its corporate and management reporting structure to focus soley on aerospace and now organizes its business in a single reportable segment. This segment structure reflects the financial information and reports used by our management, specifically the Chief Executive Officer and Chief Operating Officer. Therefore, the management discussion and analysis below pertains only to the results of operations of our continuing operations (the servo control business formerly known as the ATG business segment), unless otherwise noted.

*Commercial Aerospace Market:*

The aviation and aerospace industries face ongoing challenges on a global scale. The operations of our Company can be affected by various factors such as increases in fuel prices, interest rates, income tax laws, government regulations, and legislation. The reputation and operations of aircraft manufacturers may have a direct or indirect affect on the demand for our products. The global economy's uncertainties, competition from low-cost developing countries and emerging markets, currency policies in relation to the U.S. dollar of some major foreign exporting countries, the effect of terrorism, difficulty in predicting defense and other government appropriations, the vitality of the commercial aviation industry and its ability to purchase new aircraft, the willingness and ability of our customers to fund long-term purchase programs, volatile market demand, and the continued market acceptance of our advanced technology products, make it difficult to predict the impact on future financial results. These factors also have a direct impact on the demand for aircraft production and the amount of repair and overhaul services required on in-service aircraft.

Consistent with the evolving requirements of the aerospace industry, companies are increasingly being requested to operate under long-term agreements with their customers on the basis of fixed prices, targeted year-to-year price reductions, and/or year-to-year price adjustments predicated on mutually agreed indices and/or a combination of some or all of the above-described pricing arrangements and/or otherwise. Therefore, productivity improvements and cost containment strategies are continuously reviewed for continuous improvement. Since our products are labor-intensive, any productivity improvements are expected to positively impact our financial performance. However, if the costs of raw materials, purchased parts, or labor increase, it will have the opposite effect.

Our suppliers are also subject to all the pressures and volatility generated by global economic conditions. Any interruption in the continuous flow of material and product parts required to manufacture our products could adversely impact the ability to meet customer demand. If airline manufacturers reduce the number of airliners and/or aircraft produced due to adverse economic events, it will negatively impact the supply chain. Moreover, some major manufacturers have imposed extended payment terms to their suppliers, which may not be available to us when purchasing raw materials, such as aluminum, magnetic material, steel, and other product support items and services. Any delay in payment or failure to pay by our customers could adversely affect our operating results and cash flow.

The commercial aerospace market, characterized by its dynamic nature, is witnessing unprecedented growth driven by increased global travel demands. However, the industry's ability to meet this soaring demand is hindered by ongoing challenges with supply of parts and people constraints. We are challenged by these same factors.

Our Company is deeply involved in providing cutting-edge solutions and components to meet the evolving needs of aerospace manufacturers and operators worldwide. The commercial aerospace market continues to witness robust growth driven by increasing demand for air travel, fleet modernization efforts, and technological advancements in aircraft design and production. Our strategic focus within this market encompasses developing and supplying advanced materials, components, and systems that enhance aircraft performance, efficiency, and safety. Through strong industry partnerships, innovative product offerings, and a commitment to excellence, we aim to maintain our leadership position and capitalize on emerging opportunities in the dynamic commercial aerospace landscape.

*Marketing Strategy*

Our company focuses on expanding business in primary markets, such as commercial aviation, while exploring new opportunities in markets like energy and industrials as part of our growth strategy. This approach capitalizes on our technology and expertise in applications for our servo valves, meeting the expanding demands of these sectors.

Furthermore, our strategy includes expanding our services in the defense sector, strategically aligning with the increasing demand for modernizing and renewing military fleets. We actively collaborate with Tier 2 Defense Contractors by providing essential components for various defense applications. In doing so, we contribute critical components to military platforms that require the highest levels of precision and reliability.

By expanding our services in the defense sector, we are diversifying our portfolio and reinforcing our commitment to excellence across a wide range of aerospace applications. This balance between our commercial and defense activities positions us to strategically leverage growth opportunities in both areas due to our reputation for delivering unparalleled quality in the most challenging environments.

**Management's Discussion and Analysis**

Our business remains exceptionally well — positioned within the commercial aircraft market, bolstered by robust demand from aircraft manufacturers seeking new aircraft and the replacement of older models with more fuel — efficient alternatives, coupled with the burgeoning demand for air travel in emerging markets. Recent strategic enhancements to our leadership team, including the appointment of a new Chief Operating Officer (COO), Chief Financial Officer (CFO), and Director of Marketing & Sales, underscore our steadfast commitment to achieving our operational, financial, and marketing strategies.

Notably, our customer base, primarily Tier 1 suppliers to aircraft manufacturers, continues to exhibit robust demand, driving our revenue growth over the preceding year by 24%. Furthermore, the strength of our customer demand and backlog position us favorably for 2024, with expectations for another year of significant revenue expansion.

Our strategic initiatives are focused on system enhancements and production improvements designed to directly improve our production flow and output, while achieving higher gross margins. By aligning our operating expenses with industry standards and leveraging increased revenue and gross margins, we expect to return to profitability in 2024.

## Results of Operations

The following table compares the Company's Consolidated Statements of Operations data for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2023 | | 2022 | | 2023 vs 2022 | |
| (dollars in thousands) | Dollars | % Sales | Dollars | % Sales | $ Change | % Change |
| Revenues . . . . . . . . . . . . . . . . . . . . . . | $ 43,629 | 100.0% | $ 35,185 | 100.0% | $ 8,444 | 24.0% |
| Cost of goods sold . . . . . . . . . . . . . . . | (35,824) | 82.1% | (29,616) | 84.2% | (6,208) | 21.0% |
| **Gross Profit** . . . . . . . . . . . . . . . . . . . | **7,805** | **17.9%** | **5,569** | **15.8%** | **2,236** | **40.2%** |
| Gross Margin % . . . . . . . . . . . . . . . . . | 17.9% | — | 15.8% | — | 2.1% | — |
| Selling, general and administrative . . . . . | (9,918) | 22.7% | (8,067) | 22.9% | (1,851) | 22.9% |
| **Operating loss** . . . . . . . . . . . . . . . . . | **(2,113)** | **(4.8)%** | **(2,498)** | **(7.1)%** | **385** | **15.4%** |
| Other expenses . . . . . . . . . . . . . . . . . . | (336) | 0.8% | (167) | 0.5% | (169) | 101.2% |
| Loss before income taxes . . . . . . . . . . . | (2,449) | (5.6)% | (2,665) | (7.6)% | 216 | 8.1% |
| Income tax (provision) benefit . . . . . . . . | (1,098) | 2.5% | 570 | 1.6% | (1,668) | (292.6)% |
| **Loss from continuing operations** . . . . . . . | **$ (3,547)** | **(8.1)%** | **$ (2,095)** | **(6.0)%** | **$(1,452)** | **(69.3)%** |

## Revenue and Gross Profit/Margin

| | Three months ended | | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2023 | | | | | 2022 | | | | |
| (dollars in thousands) | Mar. 31 | Jun. 30 | Sep. 30 | Dec. 31 | Year | Mar. 31 | Jun. 30 | Sep. 30 | Dec. 31 | Year |
| **Revenues** . . . . . . . . . | $ 9,060 | $10,649 | $11,582 | $12,338 | $ 43,629 | $ 9,168 | $ 8,748 | $ 8,823 | $ 8,446 | $ 35,185 |
| Cost of goods sold . . | (8,072) | (9,088) | (9,070) | (9,594) | (35,824) | (6,496) | (7,722) | (7,596) | (7,802) | (29,616) |
| **Gross profit** . . . . . . . | 988 | 1,561 | 2,512 | 2,744 | 7,805 | 2,672 | 1,026 | 1,227 | 644 | 5,569 |
| **Gross margin %** . . . . | 10.9% | 14.7% | 21.7% | 22.2% | 17.9% | 29.1% | 11.7% | 13.9% | 7.6% | 15.8% |

### See reclassification note

### Revenue

Throughout the year, we demonstrated a robust sales performance, marked by consecutive quarters of growth. This sustained momentum is a testament to the effectiveness of our sales strategies and significant customer demand for our products and services. We expect these efforts to gain further momentum with the efforts of our new Director of Marketing & Sales, and our continued investments in R&D.

Revenues for the three-month period ended December 31, 2023, increased by approximately $3,892,000, or 46.1%, compared to the same period in 2022. This was driven by an increase in volume by approximately $3,200,000, price increases of approximately $500,000, and favorable product mix of approximately $200,000.

Similarly, for the twelve-month period ended December 31, 2023, revenues increased by approximately $8,444,000, or 24.0%, compared to the same period in 2022. This was driven by an increase in volume by approximately $7,300,000, price increases of approximately $900,000, and favorable product mix of approximately $200,000. As the year progressed, our year-over-year growth in sales accelerated from 21.7% in the second quarter to 46.1% in the fourth quarter, as we increased production to meet elevated customer demand.

Our company's foreign sales increased from $10,541,000 in 2022 to $12,129,000 in 2023, showing a growth of approximately $1,588,000, or 15.1%. These sales constitute a substantial part of our overall revenue stream, and can be attributed to several factors, including an enhanced market penetration, amplified demand for our products/services, and successful execution of our international sales and marketing strategies.

**Gross Profit/Margin**

Over the past year, we have consistently achieved gross profit growth driven by our significantly higher production output. Our gross margin has also demonstrated steady improvement, showcasing our ability to optimize pricing strategies, enhance operational efficiencies, and manage input costs effectively. These consecutive quarters of gross profit and margin growth underscore our commitment to delivering value to our customers and shareholders, while positioning us for continued success.

During the three-month period ended December 31, 2023, gross profit increased by approximately $2,100,000, or 326.1% compared to the same period in 2022. This growth was primarily driven by increased volume and improved absorption of manufacturing costs. The direct labor utilization improved due to production efficiencies in the current year based on hiring and training of personnel that occurred in the prior year, resulting in a gross margin of 22.2%, compared to 7.6% for the same period in 2022.

For the twelve-month period ended December 31, 2023, gross profit increased by approximately $2,236,000, or 40.2% compared to the same period in 2022. This growth was primarily driven by increased sales volume and improved absorption of manufacturing costs, partially offset by unfavorable product mix. The gross margin for the twelve-month period was 17.9% compared to 15.8% for the same period in 2022. Improvements in gross margin throughout the year demonstrate the potential operating leverage that we may achieve based on continued revenue growth relative to our fixed costs.

Effective January 1, 2023, research and development, certain insurance expenditures, and other items of approximately $1,835,000 for the year ended December 31, 2023, are reflected in selling, general, and administrative operating expenses. Accordingly, approximately $1,439,000 for the year ended December 31, 2022 was reclassified from cost of goods sold to selling, general and administrative for the same period in 2022. There was no impact to the Consolidated Statement of Operations due to the reclassification.

**Selling, General and Administrative Expenses and Operating Income (Loss)**

| | Three months ended(reclassified) | | | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2023 | | | | | 2022 | | | | |
| (dollars in thousands) | Mar. 31 | Jun. 30 | Sep. 30 | Dec. 31 | Year | Mar. 31 | Jun. 30 | Sep. 30 | Dec. 31 | Year |
| Selling, General & Admin | (2,185) | (3,284) | (2,240) | (2,209) | (9,918) | (2,097) | (1,915) | (1,926) | (2,129) | (8,067) |
| Total SG&A | $(2,185) | $(3,284) | $(2,240) | $(2,209) | $(9,918) | $(2,097) | $(1,915) | $(1,926) | $(2,129) | $(8,067) |
| % SG&A to Revenues | 24.1% | 30.8% | 19.3% | 17.9% | 22.7% | 22.9% | 21.9% | 21.8% | 25.2% | 22.9% |
| Operating (Loss)/Income | $(1,197) | $(1,723) | $ 272 | $ 535 | $(2,113) | $ 575 | $ (889) | $ (699) | $(1,485) | $(2,498) |
| Operating (Loss)% | (13.2)% | (16.2)% | 2.3% | 4.3% | (4.8)% | 6.3% | (10.2)% | (7.9)% | (17.6)% | (7.1)% |

**Selling, General and Administrative Expenses**

Our strategy continues to emphasize growth, maximizing our operations and resources requiring continued dedicated performances from our key and other personnel. In our key markets and business arenas, there is substantial competition for the services of the highest performing individuals. Any unplanned replacement of such personnel may require the hiring of new personnel on an expedited basis and may temporarily interrupt our operations and efforts for continuous improvement. We intend to continue strengthening and expanding our core competencies, while improving our margins and earnings by controlling costs in all aspects of our business.

During the three-month period ended December 31, 2023, our selling, general and administrative (SG&A) expenses increased by approximately $80,000 or 3.8% compared to the same period in 2022. This increase was mainly driven by higher compensation and research and development expenses related to customer projects. However, SG&A decreased as a percentage of revenue by 7.3% compared to the same period in 2022.

During the first half of 2023, we encountered challenges resulting in significant one-time SG&A costs related to reviewing strategic alternatives for the CPG business segment, bank refinancing, and a proxy contest, all of which consumed our time and resources and negatively impacted our operational performance. By the end of second quarter, we had successfully obtained a new credit facility and concluded the annual meeting with all Company proposals being approved by the shareholders. These significant one-time costs, along with other restructuring costs, were approximately $1,211,000 and are not expected to recur in 2024. Consequently, for the twelve-month period ended December 31, 2023, our SG&A expenses increased by approximately $1,851,000, or 22.9% when compared to the same period in 2022, due primarily to these significant one-time costs, in addition to increased research and development expenses of approximately $594,000. However, SG&A expenses as a percentage of revenue of 22.7% is consistent with 22.9% for the same period in 2022, and significantly lower at 18.6% compared to 23.5% for the second half of 2023 when compared to the same period in 2022, respectively.

**Operating Income (Loss)**

We experienced a notable increase in income from operations compared to the prior year. This was driven by our significant revenue growth, increased production output and operational efficiencies, and disciplined management of controllable operating costs, primarily during the second half of 2023.

For the three month period ended December 31, 2023, our operating income increased by approximately $2,020,000, or 136.0%, compared to the same period in 2022. This improvement was driven by sales and gross profit growth.

Our losses from operations decreased (improved) by approximately $385,000, or 15.4%, for the twelve month period ended December 31, 2023, compared to the same period in 2022. This improvement was driven by sales and gross profit growth, but mostly offset by higher SG&A expenses resulting from the significant one-time costs as noted.

**Other (Expense)/Income:**

| | | | | Three months ended | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2023 | | | | | 2022 | | | | |
| (dollars in thousands) | Mar. 31 | Jun. 30 | Sep. 30 | Dec. 31 | Year | Mar. 31 | Jun. 30 | Sep. 30 | Dec. 31 | Year |
| **Other (Expense)/Income** | | | | | | | | | | |
| Interest Expense . . . . . . . . . . | (47) | (83) | (93) | (122) | (345) | (66) | (70) | (46) | (32) | (214) |
| Other income . . . . . . . . . . . . | — | 5 | 2 | 2 | 9 | — | 3 | 4 | 3 | 10 |
| Gain on sale of equipment . . . . | — | — | — | — | — | 26 | — | — | 11 | 37 |
| **Total Other Expense** . . . . . . . . | $ (47) | $ (78) | $(91) | $(120) | $ (336) | $(40) | $ (67) | $ (42) | $ (18) | $ (167) |
| **(Loss)/Income before income tax provision (benefits)** . . . . . . . . | $(1,244) | $(1,801) | $181 | $ 415 | $(2,449) | $535 | $ (956) | $(741) | $(1,503) | $(2,665) |
| **EBIT%** . . . . . . . . . . . . . . . . | (13.7)% | (16.9)% | 1.6% | 3.4% | (5.6)% | 5.8% | (10.9)% | (8.4)% | (17.8)% | (7.6)% |

We experienced increased interest expense when compared to the prior year. During the year, we experienced an increase in interest rates in our credit facility that did not occur in the prior year. In addition, our usage of the credit facility increased driven by the significant, one-time SG&A expenses as previously noted.

For the three-month period ended December 31, 2023, other expenses (net) increased by approximately $102,000, or 566.7%, compared to the same period in 2022. As noted, the increase was driven by increased usage of our asset-based line of credit and higher interest rates.

Other expenses (net) increased by approximately $169,000, or 101.2%, for the twelve-month period ended December 31, 2023, compared to the same period in 2022. As previously noted, the increase was driven by increased usage of our asset-based line of credit and higher interest rates.

Despite the increase in interest rates, we maintain a prudent approach to managing our financial obligations and remain committed to optimizing our capital structure to effectively navigate changing market dynamics. For additional details regarding our borrowing facility, see Note 5, Long-Term Debt, of the accompanying consolidated financial statements for information on long-term debt.

**Income (Loss) before Income Taxes**

Prudent financial management, including effective risk mitigation strategies and disciplined expense control, played a crucial role in improving profitability and maximizing shareholder value. Overall, the increase/(decrease) in income/(loss) before income taxes underscores the Company's ability to execute its strategic objectives, adapt to changing market dynamics, and deliver sustained value to its stakeholders.

For the three-month period ended December 31, 2023, income before income taxes improved to $415,000, an increase of approximately $1,918,000, or 127.6%, compared a loss before income taxes of $1,503,000 during the same period in 2022. This improvement was driven by increased sales and gross profit growth, as previously noted.

For the twelve-month period ended December 31, 2023, the loss before income taxes decreased (improved) by approximately $216,000, or 8.1%, compared to the same period in 2022. This improvement was driven by sales and gross profit growth, but mostly offset by higher SG&A expenses, as noted.

**Income Taxes**

The Company's effective tax rate for continuing operations was (44.8%) and 21.2% for the twelve-month period ended December 31, 2023 and 2022, respectively. The effective tax rate reflects federal and state income taxes, permanent non-deductible expenditures, impact of recording a valuation allowance against the net deferred tax assets, and the federal tax credit for research and development expenditures. The decrease in the effective tax rate between 2022 and 2023 is due to the recording of a valuation allowance against the net deferred tax assets with a net loss before income taxes in 2023. See also Note 8, Income Taxes, of the accompanying consolidated financial statements for information concerning income taxes.

**Liquidity and Capital Resources**

| | Years Ended December 31, | |
| --- | --- | --- |
| (in thousands) | 2023 | 2022 |
| CASH FLOW DATA: | | |
| Net Cash Flows from: | | |
| Operating Activities | $ (3,815) | $ (346) |
| Investing Activities | $ (689) | $ (1,196) |
| Financing Activities | $ 1,602 | $ (4,525) |
| YEAR-END FINANCIAL POSITION: | | |
| Working Capital | $21,639 | $27,071 |
| Indebtedness | $ 2,103 | $ 501 |
| CAPITAL EXPENDITURES, NET : | $ (689) | $ (1,234) |

*Operating Activities:*

For the twelve-month period ended December 31, 2023, we used approximately $3,815,000 in cash from continuing operations, compared to cash used of approximately $346,000 for the same period in 2022. The increase in cash used in continuing operations of approximately $3,469,000 is primarily attributable to the net loss of approximately $1,452,000, and increased accounts receivable of approximately $1,378,000 driven by the significant revenue growth during the second half of 2023.

Our working capital as of December 31, 2023 was $21,639,000, which is a decrease from $27,071,000 in the prior year, driven primarily by the sale of assets related to the discontinued operation.

*Investing Activities:*

In 2023, we utilized approximately $689,000 in cash as compared to $1,196,000 used in the same period in 2022. These investments reflect our commitment to prudent capital allocation and our focus on driving sustainable growth and long-term value for our shareholders.

*Financing Activities:*

Our financing activities have been essential in supporting our strategic initiatives and optimizing our capital structure. These activities have primarily involved securing a new credit facility of $7,000,000 to support our working capital needs.

During the twelve-month period ended December 31, 2023, we received a total of $2,103,000 from our credit facility (net of payments) and we made principal payments of approximately $501,000 on our equipment financing obligations, compared to principal payments of approximately $4,250,000 and $275,000 on our long-term debt and financing obligations, respectively, for the same period in 2022.

Our primary sources of liquidity are the cash generated from our operations and the cash available from our credit facility. All covenant requirements were met as of December 31, 2023.

*Discontinued Operation Activities:*

During the twelve-month period ended December 31, 2023, our use of cash from discontinued operating activities of approximately $2,823,000 resulted from the operating losses and divestiture costs associated with winding down the OKC operations, and our source of cash from discontinued operating activities of approximately $2,158,000 resulted from cash proceeds due to the sale of OKC assets on August 1, 2023.

Management expects to sell the assets related to discontinued operation (primarily the building) in 2024 and the cash proceeds will be used to fund continuing operations.

*Ongoing Liquidity Considerations:*

We incurred net losses from continuing operations for the years ended December 31, 2023 and 2022. The loss in 2023 was impacted by significant, one-time (non-recurring) operating costs related to reviewing strategic alternatives for the CPG business segment, bank refinancing and proxy contest initiatives, and incremental income tax expense recorded in support our conservative tax position (see Note 8) based on our losses incurred. The loss in 2022 was predominately driven by our decision to maintain our experienced and knowledgeable workforce during the pandemic years and hire ahead of the expected increased customer demand in 2023.

The net loss from discontinued operation (see Note 2) in 2023 was driven by operating losses, the loss on sale of assets, divestiture costs, and non-cash asset impairment charges for the CPG business segment.

We believe that our asset base, combined with the current customer demand and backlog will lead to significant growth and provide us with sufficient liquidity in 2024.

**Management Summary**

Fiscal 2023 was a year of stabilization. It was a year marked by significant transformation of our business and long-term strategy, as well as a few challenges that affected our results. We navigated the continuing recovery of the commercial aerospace market juxtaposed with a supply chain that had not fully recovered from the impact of the pandemic. The financial progress we made toward achieving a sustainable operating model is evident in the steady improvement in our financial results throughout the year. We generated sequential improvements in gross profit and margins in every quarter in 2023 all while generating 24% revenue growth for the full year. On the cost side, our SG&A expenses were much lower as a percentage of revenues following the unusual costs in the first half of the year. The ultimate result of our efforts was a return to operating profitability in the second half of the year, and net profitability in the fourth quarter. Our strategic initiatives will continue to focus on our operating model to achieve profitability and enhance shareholder value in 2024.

**Off Balance Sheet Arrangements**

Not applicable.

**Critical Accounting Policies**

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP). As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ significantly from those estimates under different assumptions and conditions.

We have identified our critical accounting estimates. An accounting estimate is considered critical where (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material.

*Inventories*

Inventories are measured at lower of cost or net realizable value. Inventory costing requires complex calculations that include standard labor and material costs, assumptions for overhead absorption, scrap, and the determination of which costs may be capitalized. Analysis of actual labor cost to standard cost is performed and adjusted, if required, quarterly. Material costs are assessed and adjusted on an on-going basis. Daily cycle counts of raw material and finished goods are performed to ensure accuracy and legitimacy of our inventory balances. Quarterly, full physical counts are performed for WIP balances. The valuation of inventory requires us to review inventory each quarter for excess and slow-moving items and establish a reserve. As of December 31, 2023, we have $14,198,000 of inventory recorded on our consolidated balance sheet, representing approximately 39% of total assets.

*Impairment of Long-Lived Assets*

The impairment of long-lived assets is a critical aspect of our financial reporting process, where we assess the carrying value of these assets to ensure their recoverability and to reflect any potential declines in their value. Our evaluation involves both qualitative and quantitative assessments, considering factors such as changes in market conditions, technological advancements, legal and regulatory developments, and other relevant indicators of impairment. We conduct impairment tests whenever events or changes in circumstances suggest that the carrying amount of a long-lived asset may not be recoverable. These tests typically involve comparing the asset's carrying value to its estimated future undiscounted cash flows, with impairment recognized if the carrying amount exceeds the asset's fair value. We utilize various valuation techniques, including discounted cash flow analysis, market-based approaches, and independent appraisals, to determine fair values when necessary. Additionally, we review long-lived assets for impairment at least annually, or more frequently if events or circumstances indicate potential impairment. Through this rigorous impairment assessment process, we aim to ensure the accuracy of our financial statements and provide transparent disclosure to our stakeholders regarding any impairments that may materially affect our financial position and results of operations.

*Deferred Tax Valuation Allowance*

We make estimates and judgments in determining the provision for taxes for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess the likelihood that we will be able to recover our deferred tax assets. Recovery of a deferred tax asset is based on the ability of the business to generate income. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate may not ultimately be recoverable. These calcualtions require the use of estimates, in particular in relation to the expected growth of sales, the expected hourly rate for labor, the expected productivity of the production labor and achievable gross margin rates.

*Commitments and Contingencies*

In assessing commitments and contingencies, we employ a diligent and comprehensive approach aimed at ensuring transparency and accuracy for financial statement purposes. Our evaluation process encompasses a thorough review of contractual obligations, legal proceedings, and other potential liabilities that may impact our financial position and operations. We utilize a combination of internal expertise and legal counsel to assess the probability of occurrence and potential financial impact associated with these commitments and contingencies. This evaluation involves analyzing the nature of the obligation, the likelihood of settlement, and the availability of reliable information to estimate the potential loss or exposure. Additionally, we continuously monitor and reassess these commitments and contingencies to reflect any material changes in circumstances or new information that may arise. Through this diligent evaluation process, we strive to provide our stakeholders with transparent and accurate disclosures regarding our commitments and contingencies in our financial statements, thereby enhancing confidence in our financial reporting and risk management practices.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

Servotonics is a smaller reporting company as defined in Rule 12b-2 of the Exchange Act and is not required to provide the information required under this item.

**Item 8. Financial Statements and Supplementary Data**

The consolidated financial statements of the Company which are included in this Annual Report on Form 10-K are described in the accompanying Index to Consolidated Financial Statements on Page F1.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

Not applicable.

**Item 9A. Controls and Procedures**

**(i) Disclosure Controls and Procedures**

The Company carried out an evaluation under the supervision and with the participation of its management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) as of December 31, 2023. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures are effective as of the end of the period covered by this report, and designed to ensure that material information relating to us and our consolidated subsidiaries is made known to them on a timely basis, and that these disclosure controls and procedures are effective to ensure such information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

**(ii) Management's Report on Internal Control over Financial Reporting**

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Under the supervision and with the participation of management, including the CEO and CFO, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 (COSO)*. Our management concluded that our internal controls over financial reporting were effective as of December 31, 2023.

This annual report does not include an attestation report of the Corporation's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Corporation's independent registered public accounting firm pursuant to rules of the SEC that permit the Corporation to provide only management's report in this Annual Report on Form 10-K.

**(iii) Changes in Internal Control Over Financial Reporting**

Management previously identified material weaknesses in its internal control over financial reporting in connection with the 2020 Form 10-K/A, 2021 Form 10-K, and 2022 Form 10-K filings. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected in a timely basis by the Company's internal controls. Remediation efforts for the identified material weaknesses began in 2021 and concluded successfully in 2023. Remediation efforts undertaken by the Company:

- engaged a third party to perform a comprehensive information technology (IT) general controls assessment, which included:

  - performing a formal IT risk assessment

  - performing file restores from backup at least annually

  - annual security awareness training and frequent phishing campaigns to test the knowledge of employees

  - monitoring logical access and change management

- engaged a third party to assist with enhanced internal control testing procedures and documentation standards aligned with the COSO components and principles, including entity-level controls, which included:

  - improving the documentation of controls over significant estimates

  - improving the documentation of controls over the completeness and accuracy of system-generated reports used in the performance of process-level controls

  - improving the procedures performed to substantiate relevant data points from the system-generated reports used in the performance of process-level controls

Except as set forth above, there were no changes in the Company's internal controls over financial reporting during the fourth quarter of 2023 that have materially affected, or are reasonably likely to affect, the Company's internal controls over financial reporting.

**Item 9B.  Other Information**

Not applicable.

**Item 9C.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

**PART III**

### Item 10.    Directors, Executive Officers and Corporate Governance

Information required under this Item 10 is incorporated herein by reference to the information included in the Company's definitive proxy statement if it is filed with the Commission within 120 days after the end of the Company's 2023 fiscal year or such information will be included by amendment to this Form 10-K.

*Code of Ethics*

The Company has adopted a Code of Ethics and Business Conduct (the Code) that applies to all directors, officers and employees of the Company as required by the listing standards of the NYSE American. The Code is available on the Company's website at www.servotronics.com and the Company intends to disclose on this website any amendment to the Code. Waivers under the Code, if any, will be disclosed under the rules of the SEC and the NYSE American.

### Item 11.    Executive Compensation

Information required under this Item 11 is incorporated herein by reference to the information included in the Company's definitive proxy statement if it is filed with the Commission within 120 days after the end of the Company's 2023 fiscal year or such information will be included by amendment to this Form 10-K.

### Item 12.    Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

**Securities Authorized for Issuance Under Equity Compensation Plans**

The following table sets forth the securities authorized for issuance under the Company's equity compensation plans as of December 31, 2023:

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options warrants and rights | Number of securities remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| Equity compensation plans approved by security holders | — | — | 155,422 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | — | — | 155,422 |

Information required under this Item 12 is incorporated herein by reference to the information included in the Company's definitive proxy statement if it is filed with the Commission within 120 days after the end of the Company's 2023 fiscal year or such information will be included by amendment to this Form 10-K.

Also incorporated by reference is the information in the table under the heading "Company Purchases of Company's Equity Securities" included in Item 5 of this Form 10-K. See also Note 7, Shareholders' Equity, of the accompanying consolidated financial statements for more information.

### Item 13.    Certain Relationships and Related Transactions and Director Independence

Information required under this Item 13 is incorporated herein by reference to the information included in the Company's definitive proxy statement if it is filed with the Commission within 120 days after the end of the Company's 2023 fiscal year or such information will be included by amendment to this Form 10-K.

### Item 14.    Principal Accountant Fees and Services

Information required under this Item 14 is incorporated herein by reference to the information included in the Company's definitive proxy statement if it is filed with the Commission within 120 days after the end of the Company's 2023 fiscal year or such information will be included by amendment to this Form 10-K.

**Item 15.** **Exhibits and Financial Statement Schedules**

| | |
|---|---|
| 2.1 | Asset Purchase Agreement, dated July 10, 2023, by and between The Ontario Knife Company and Blue Ridge Knives, Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed with the SEC on August 3, 2023). |
| 3.1 | Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 3(A)(1) to the Company's Form 10-KSB for the year ended December 31, 1996) |
| 3.2 | Amendments to Certificate of Incorporation dated August 27, 1984 (Incorporated by reference to Exhibit 3(A)(2) to the Company's Form 10-KSB for the year ended December 31, 1996) |
| 3.3 | Amendments to Certificate of Incorporation dated June 30, 1998 (Incorporated by reference to Exhibit 3(A)(4) to the Company's Form 10-KSB for the year ended December 31, 1998) |
| 3.4 | Certificate of designation creating Series I preferred stock (Incorporated by reference to Exhibit 4(A) to the Company's Form 10-KSB for the year ended December 31, 1987) |
| 3.5 | By-laws of the Company (Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on April 27, 2022) |
| 4.1 | Description of Capital Stock (Incorporated by reference to Exhibit 4.4 to the Company's Form 10-K for the year ended December 31, 2022) |
| 10 | Material Contracts (*Indicates management contract or compensatory plan or arrangement) |
| 10.1 | Form of Indemnification Agreement between the Registrant and each of its Directors and Officers (Incorporated by reference to Exhibit 10.7 for the year ended December 31, 2016) |
| 10.2 | Loan agreement between the Company and its employee stock ownership trust, as amended (Incorporated by reference to Exhibit 10(C)(1) to the Company's Form 10-KSB for the year ended December 31, 1991) |
| 10.3 | Stock purchase agreement between the Company and its employee stock ownership trust (Incorporated by reference to Exhibit 10(D)(2) to the Company's Form 10-KSB for the year ended December 31, 1988) |
| 10.4* | Servotronics, Inc. Executive Change in Control Severance Plan (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on May 16, 2022) |
| 10.5* | Participation Agreement for Executive Change in Control Severance Plan (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the SEC on May 16, 2022) |
| 10.6* | Servotronics, Inc. 2022 Equity Incentive Plan (Incorporated by reference to Appendix A to the Company's Proxy Statement for the 2022 Annual Meeting of Shareholders) |
| 10.7 | Financing Agreement effective June 28, 2023, between Servotronics, Inc. and Rosenthal & Rosenthal, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on June 30, 2023) |
| 10.8* | Non-Employee Director Compensation Policy (Incorporated by reference to Exhibit 10.8 to the Company's Form 10-K filed with the SEC on March 31, 2023) |
| 10.9 | Cooperation Agreement, dated as of February 15, 2023, by and between Servotronics, Inc. and Brent D. Baird (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on February 15, 2023) |
| 19 | Servotronics, Inc. Insider Trading Policy (Filed herewith) |
| 21 | Subsidiaries of the Registrant (Filed herewith) |
| 23.1 | Consent of Freed Maxick CPAs, P.C. (Filed herewith) |

| 31.1 | Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith) |
| 31.2 | Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith) |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith) |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Furnished herewith) |
| 97 | Servotronics, Inc. Clawback Policy (Filed Herewith) |
| 101 | The following materials from Servotronics, Inc.'s Annual Report on Form 10-K for the period ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) consolidated balance sheets, (ii) consolidated statements of income, (iii) consolidated statements of comprehensive income, (iv) consolidated statements of cash flows and (v) the notes to the consolidated financial statements. |

**Item 16.  Form 10-K Summary**

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**SERVOTRONICS, INC.**

March 22, 2024                                    By  /s/ William F. Farrell, Jr., Chief Executive Officer
                                                         William F. Farrell, Jr.
                                                         Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| | | |
|---|---|---|
| /s/ William F. Farrell, Jr.<br>William F. Farrell, Jr. | Chief Executive Officer | March 22, 2024 |
| /s/ Robert A. Fraass<br>Robert A. Fraass | Chief Financial Officer | March 22, 2024 |
| /s/ Brent D. Baird<br>Brent D. Baird | Director | March 22, 2024 |
| /s/ Edward C. Cosgrove, Esq.<br>Edward C. Cosgrove, Esq. | Director | March 22, 2024 |
| /s/ Karen L. Howard<br>Karen L. Howard | Director | March 22, 2024 |
| /s/ Christopher M. Marks<br>Christopher M. Marks | Director | March 22, 2024 |
| /s/ Evan H. Wax<br>Evan H. Wax | Director | March 22, 2024 |

**SERVOTRONICS, INC. AND SUBSIDIARIES**

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**

|  | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm (PCAOB ID 0317) . . . . . . . . . . . | F-2 |
| Consolidated Balance Sheets at December 31, 2023 and 2022 . . . . . . . . . . . . . . . . . . . . . . . | F-4 |
| Consolidated Statements of Operations for the years ended December 31, 2023 and 2022 . . . . | F-5 |
| Consolidated Statements of Comprehensive Loss for the years ended December 31, 2023 and 2022 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | F-6 |
| Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022 . . . | F-7 |
| Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | F-8 – F-24 |

Consolidating financial statement schedules are omitted because they are not applicable to smaller reporting companies.



**Report of Independent Registered Public Accounting Firm**

To the Shareholders and the Board of Directors of Servotronics, Inc. and Subsidiaries

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Servotronics, Inc. and Subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, consolidated statement of comprehensive loss, and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

**Inventories**

As discussed in Note 1, and as presented in Note 3 to the financial statements, inventories are stated at the lower of cost or net realizable value. Costs include all costs incurred to bring each product to its present location and condition. Market provisions in respect of lower of cost or net realizable value adjustments and inventory determined to be slow moving are applied to the gross inventory through a reserve.

Inventory costing requires complex calculations that include standard labor and material costs, assumptions for overhead absorption, scrap, and the determination of which costs may be capitalized. The determination of the reserve for slow-moving and obsolete inventories always requires subjective assumptions related to expectations for future market conditions, customer forecasted orders, and product demand. Factors involved in accounting for inventories include determination of cost and evaluation of reserves. Due to the magnitude of the inventories and various complex matters and subjective assumptions, we identified inventories as a critical audit matter, which required a high degree of auditor judgement.

Addressing the matter involved performing subjective audit procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. The primary procedures we performed included, obtaining an understanding of the process and assumptions used by management related to the accounting for inventories; testing management's calculations related to costing of products; and testing management's determination of the reserves. These procedures include testing the completeness and accuracy of the source data used, testing the mathematical accuracy of management's calculations, and evaluating the reasonableness and consistency of the methodology and assumptions applied by management.

We have served as the Company's auditor since 2005.


/s/ Freed Maxick CPAs, P.C.


Buffalo, New York
March 22, 2024

# SERVOTRONICS, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

|  | Years Ended December 31, | |
| --- | --- | --- |
| (in thousands except share and per share data) | 2023 | 2022 |
|  |  | (Reclassified) |
| **Current assets:** |  |  |
| Cash | $ 95 | $ 3,812 |
| Cash, restricted | 150 | — |
| Accounts receivable, net | 12,065 | 8,453 |
| Inventories, net | 14,198 | 14,286 |
| Prepaid and other current assets | 1,507 | 615 |
| Assets related to discontinued operation | 1,552 | 6,112 |
| Total current assets | 29,567 | 33,278 |
| Property, plant and equipment, net | 6,978 | 7,355 |
| Deferred income taxes, net | — | 1,048 |
| Other non-current assets | 42 | 173 |
| Noncurrent assets related to discontinued operation | — | 3,440 |
| **Total Assets** | $36,587 | $45,294 |
| **Liabilities and Shareholders' Equity** |  |  |
| **Current liabilities:** |  |  |
| Line of credit | $ 2,103 | $ — |
| Current portion of equipment financing and capital leases | — | 501 |
| Current portion of postretirement obligation | 97 | 87 |
| Accounts payable | 2,061 | 1,840 |
| Accrued employee compensation and benefits costs | 1,003 | 1,057 |
| Accrued warranty | 542 | 581 |
| Other accrued liabilities | 1,909 | 396 |
| Liabilites related to discontinued operation | 213 | 1,745 |
| Total current liabilities | 7,928 | 6,207 |
| Post retirement obligation | 4,165 | 3,975 |
| **Shareholders' equity:** |  |  |
| Common stock, par value $0.20; authorized 4,000,000 shares; issued 2,629,052 shares; outstanding 2,514,775 (2,483,318 – 2022) shares | 525 | 523 |
| Capital in excess of par value | 14,617 | 14,556 |
| Retained earnings | 12,954 | 23,741 |
| Accumulated other comprehensive loss | (2,389) | (2,337) |
| Employee stock ownership trust commitment | (56) | (157) |
| Treasury stock, at cost 87,525 (104,464 – 2022) shares | (1,157) | (1,214) |
| Total shareholders' equity | 24,494 | 35,112 |
| **Total Liabilities and Shareholders' Equity** | $36,587 | $45,294 |

# SERVOTRONICS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS

|  | Years Ended December 31, | |
|---|---|---|
| (in thousands except per share data) | 2023 | 2022 |
| **Revenue** | $ 43,629 | $35,185 |
| Costs of goods sold, inclusive of depreciation and amortization | 35,824 | 29,616 |
| **Gross profit** | 7,805 | 5,569 |
| **Operating expenses:** | | |
| Selling, general and administrative | 9,918 | 8,067 |
| **Operating loss** | (2,113) | (2,498) |
| **Other (expense)/income:** | | |
| Interest expense, net | (336) | (203) |
| Gain on sale of equipment | — | 36 |
| **Total other (expense)/income, net** | (336) | (167) |
| **Loss from continuing operations before income taxes** | (2,449) | (2,665) |
| Income tax (expense)/benefit | (1,098) | 565 |
| **Loss from continuing operations, net of tax** | (3,547) | (2,100) |
| **Loss from discontinued operation before income taxes** | (7,240) | (22) |
| Income tax (expense)/benefit | — | 5 |
| **Loss from discontinued operation, net of tax (see Note 2)** | (7,240) | (17) |
| **Net loss** | $(10,787) | $ (2,117) |
| **Basic and diluted loss per share:** | | |
| Continuing operations | $ (1.44) | $ (0.87) |
| Discontinued operation | (2.93) | (0.01) |
| Basic and diluted loss per share | $ (4.37) | $ (0.88) |

# SERVOTRONICS, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

| (in thousands) | Years Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| **Net loss** | $(10,787) | $(2,117) |
| Other comprehensive income items: | | |
| Actuarial (losses)/gains | (153) | 1,838 |
| Income tax benefit/(expense) on actuarial losses | 32 | (386) |
| Reclassification adjustment for amortization of net actuarial losses | 87 | 151 |
| Income tax (expense)/benefit on reclassification adjustment | (18) | (32) |
| Retirement benefits adjustments, net of income taxes | (52) | 1,571 |
| **Total comprehensive loss** | $(10,839) | $ (546) |

# SERVOTRONICS, INC. AND SUBSIDIARIES

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | |
|---|---|---|
| (in thousands) | 2023 | 2022 |
| **Cash flows related to operating activities:** | | |
| Loss from continuing operations | $(3,547) | $(2,100) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Depreciation and amortization | 1,083 | 951 |
| Stock based compensation | 120 | 191 |
| Increase (decrease) in allowance for credit losses | 5 | (8) |
| Decrease in inventory reserve | (15) | (28) |
| (Decrease) increase in warranty reserve | (39) | 70 |
| Deferred income taxes | 1,072 | (589) |
| Gain on sale of equipment | — | (36) |
| **Change in assets and liabilities:** | | |
| Accounts receivable | (3,617) | (2,239) |
| Inventories | 103 | 1,411 |
| Prepaid and other current assets | (909) | 741 |
| Accounts payable | 221 | 1,410 |
| Accrued employee compensation and benefit costs | (54) | (473) |
| Post retirement obligations | 148 | 186 |
| Employee stock ownership trust commitment | 101 | 101 |
| Other accrued liabilities | 1,513 | 61 |
| **Net cash used in operating activities from continuing operations** | (3,815) | (351) |
| **Cash flows related to investing activities:** | | |
| Capital expenditures – property, plant and equipment | (689) | (1,234) |
| Proceeds from sale of assets | — | 38 |
| **Net cash used in investing activities from continuing operations** | (689) | (1,196) |
| **Cash flows related to financing activities:** | | |
| Advances on line of credit, net of payments | 2,103 | — |
| Principal payments on long-term debt | — | (4,250) |
| Principal payments on equipment financing lease obligations | (501) | (275) |
| **Net cash provided by (used in) financing activities from continuing operations** | 1,602 | (4,525) |
| **Discontinued Operation** | | |
| Cash (used in) provided by operating activites | (2,823) | 536 |
| Cash provided by (used in) investing activities | 2,158 | (85) |
| **Net cash (used in) provided by operating and investing activities from discontinued operation** | (665) | 451 |
| Net decrease in cash and restricted cash | (3,567) | (5,621) |
| Cash and restricted cash at beginning of year | 3,812 | 9,433 |
| **Cash and restricted cash at end of year** | $ 245 | $ 3,812 |

## 1. Business Description and Summary of Significant Accounting Policies

### Basis of Presentation and Principles of Consolidation

Servotronics, Inc. and its subsidiaries (the "Company") design, manufacture and market servo-control components and other advanced technology products for aerospace, military and medical applications. The Company was incorporated in New York in 1959. In 1972, the Company was merged into a wholly owned subsidiary organized under the laws of the State of Delaware, thereby changing the Company's state of incorporation from New York to Delaware. The Company's shares currently trade on the New York Stock Exchange (NYSE) American under the symbol SVT.

Until 2023, the Company had operated historically under two business segments: Advanced Technology Group ("ATG") and Consumer Products Group ("CPG"), which had been strategic business segments that offered different products and services. Operations in ATG include the servo-control components (i.e., torque motors, control valves, etc.), and the CPG operations included the design, manufacture and marketing of a variety of cutlery products for use by consumers and government agencies. During 2023, the Company's Management made the strategic decision to sell certain assets of The Ontario Knife Company ("OKC") and divest the CPG business segment. This divestiture represented a strategic shift, as the Company has realigned its corporate and management reporting structure to focus soley on aerospace and now organizes its business in a single reportable segment. This segment structure reflects the financial information and reports used by our management, specifically the Chief Executive Officer and Chief Operating Officer.

The consolidated financial statements include the accounts of Servotronics, Inc. (the active legal entity under the ATG segment), OKC, (the legal entity under the CPG business segment) and other, inactive, wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. The Company derives its primary sales revenue from domestic customers, although a portion of finished products are for foreign end use. As communicated in the June 30, 2023 10-Q filing, the Company executed an Asset Purchase Agreement ("APA") with a third party to sell certain assets of OKC, which closed on August 1, 2023. Accordingly, the sale of assets and results of operations for OKC are presented as a "Loss from Discontinued Operation, net of tax" on the Consolidated Statements of Operations, and assets and liabilities are reflected as "Assets and Liabilities related to Discontinued Operation" in the Consolidated Balance Sheets. The "Loss from Discontinued Operation, net of tax" is included in the "net loss" on the Consolidated Statements of Comprehensive Loss, and the cash used in operating activities and provided by investing activities from the discontinued operation are included in the "Discontinued Operation" section of the Consolidated Statements of Cash Flows.

The 2022 financial information included in the aforementioned Consolidated Balance Sheets and Consolidated Statements of Operations were reclassified to conform with the discontinued operation presentation. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company's continuing operations, unless otherwise noted. Refer to Note 2 "Discontinued Operation and Assets and Liabilities Related to Discontinued Operation", for further discussion.

### Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash to the amounts in the statement of cash flows:

| (in thousands) | Years Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Cash | $ 95 | $3,812 |
| Restricted cash | 150 | — |
| Total cash and restricted cash | $245 | $3,812 |

The Company considers cash to include all currency and coin owned by the Company as well as all deposits in the bank including checking and savings accounts. The restricted cash of $150,000 as of December 31, 2023 (no outstanding balance as of December 31, 2022) represents collateral with a financial institution.

**Accounts Receivable**

The Company grants credit to substantially all of its customers and carries its accounts receivable at original invoice amount less an allowance for credit losses. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for credit losses based on history of past write-offs, collections, and current credit conditions. The allowance for credit losses amounted to approximately $121,000 and $116,000 as of December 31, 2023 and December 31, 2022,respectively. The Company does not accrue interest on past due receivables.

**Revenue Recognition**

Revenues are recognized at the time of shipment of goods, transfer of title and customer acceptance, as required. Revenue transactions generally consist of a single performance obligation to transfer contracted goods and are not accounted for under industry-specific guidance. Purchase orders generally include specific terms relative to quantity, item description, specifications, price, customer responsibility for in-process costs, delivery schedule, shipping point, payment and other standard terms and conditions of purchase. Service revenue, principally representing repairs, are recognized at the time of shipment of goods.

Revenue is recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring goods and services to a customer. The Company determines revenue recognition using the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when the company satisfies a performance obligation.

Revenue excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer (e.g., sales and use taxes). Revenue includes payments for shipping activities that are reimbursed by the customer to the Company.

Performance obligations are satisfied as of a point in time. Performance obligations are supported by contracts with customers, providing a framework for the nature of the distinct goods, services or bundle of goods and services. The timing of satisfying the performance obligation is typically indicated by the terms of the contract. As a significant portion of the Company's revenue is recognized at the time of shipment, transfer of title and customer acceptance, there is no significant judgment applied to determine the timing of the satisfaction of performance obligations or transaction price. Shipping and handling activities that occur after the customer obtains control of the promised goods are considered fulfillment activities.

The timing of satisfaction of the Company's performance obligations does not significantly vary from the typical timing of payment. The Company generally receives payment for these contracts within the payment terms negotiated and agreed upon by each customer contract.

Warranty and repair obligations are assessed on all returns. Revenue is not recorded on any warranty returns. The Company warrants its products against design, materials and workmanship based on an average of twenty-seven months. The Company determines warranty reserves needed based on actual average costs of warranty units shipped and current facts and circumstances. As of December 31, 2023 and December 31, 2022 under the guidance of Accounting Standards Codification ("ASC") 460-1-50 *Product Warranties*, the Company has recorded a warranty reserve of approximately $542,000 and $581,000, respectively. Revenue is recognized on repair returns, covered under a customer contract, at the contractual price upon shipment to the customer.

**Inventories**

Inventories are stated at the lower of cost or net realizable value. Cost includes all costs incurred to bring each product to its present location and condition. Market provisions in respect of lower of cost or net realizable value adjustments and inventory determined to be slow moving are applied to the gross value of the inventory through a reserve of approximately $587,000 and $602,000 at December 31, 2023 and December 31, 2022, respectively. Pre-production and start-up costs are expensed as incurred.

The purchase of suppliers' minimum economic quantities of material such as steel, etc. may result in a purchase of quantities exceeding two years of customer requirements. Also, in order to maintain a reasonable and/or agreed to lead time or minimum stocking requirements, certain larger quantities of other product support items may have to be purchased and may result in over one year's supply. These amounts are not included in the inventory reserve discussed above.

**Shipping and Handling Costs**

Shipping and handling costs are classified as a component of cost of goods sold.

**Property, Plant,and Equipment**

Property, plant and equipment is carried at cost; expenditures for new facilities and equipment and expenditures which substantially increase the useful lives of existing plant and equipment are capitalized; expenditures for maintenance and repairs are expensed as incurred. Upon disposal of properties, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is included in income.

Depreciation is provided on the basis of estimated useful lives of depreciable properties, primarily by the straight-line method for financial statement purposes and by accelerated methods for income tax purposes. Depreciation expense includes the amortization of right-of-use ("ROU") assets accounted for as finance leases. The estimated useful lives of depreciable properties are generally as follows:

| | |
|---|---|
| Buildings and improvements | 5 – 40years |
| Machinery and equipment | 5 – 20years |
| Tooling | 3 – 5years |

**Income Taxes**

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and credit carryforwards. The Company and its subsidiaries file a consolidated federal income tax returns, combined New York, Texas, California and Connecticut state income tax returns and a separate Arkansas state income tax return.

The Company's practice is to recognize interest and/or penalties related to uncertain tax positions and income tax matters in income tax expense. The Company did not have any accrued interest or penalties included in its Consolidated Balance Sheets at December 31, 2023 or December 31, 2022, and did not recognize any interest and/or penalties in its Consolidated Statements of Operations during the years ended December 31, 2023 and 2022. The Company did not have any material uncertain tax positions or unrecognized tax benefits or obligations as of December 31, 2023 and December 31, 2022. The 2020 through 2023 federal and 2019 through 2023 state tax returns remain subject to examination by the respective taxing authorities.

**Supplemental Cash Flow Information**

Income tax refunded for the years ended December 31, 2023 and 2022 amounted to approximately $146,000 and $811,000, respectively. Income taxes paid were approximately $2,000 and $175,000 for the years ended December 31, 2023 and 2022, respectively. Interest paid was approximately $366,000 and $240,000 for the years ended December 31, 2023 and 2022, respectively.

**Employee Stock Ownership Plan**

Contributions to the employee stock ownership plan are determined annually by the Company according to plan formula.

**Impairment of Long-Lived Assets**

The Company reviews long-lived assets for impairment annually or whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable based on undiscounted future operating cash flow analyses. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

The Company's strategic decision to sell certain assets of OKC in 2023 resulted in the classification of a discontinued operation and triggered an impairment of OKC's real property in accordance with ASC 360-10-45-9 *Impairment or Disposal of Long-Lived Assets*. Refer to Note 2, "Discontinued Operation and Assets and Liabilities Related to Discontinued Operation", for further discussion. No additional impairment of long-lived assets exists as of December 31, 2023, which primarily includes the Company's tangible real (land and building) and personal (machinery & equipment) properties.

**Use of Estimates**

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Reclassifications**

Certain balances, as previously reported, were reclassified to classifications adopted in the current period.

Effective January 1, 2023, research and development costs, certain insurance expenses and other costs of approximately $1,892,000 were reclassed primarily from cost of goods sold to selling, general and administrative expenses. Accordingly, approximately $1,475,000 for the year ended December 31, 2022 was reclassified from cost of goods sold to selling, general and administrative expenses. There was no impact to the Consolidated Statement of Operations due to the reclassification.

**Research and Development Costs**

Research and development costs are expensed as incurred and are included in selling, general and administrative on the Consolidated Statements of Operations.

**Concentration of Credit Risks**

Financial instruments that potentially subject the Company to concentration of credit risks principally consist of cash accounts in financial institutions. Although the accounts exceed the federally insured deposit amount, management assesses the risk of nonperformance by the financial institutions to be low.

**Fair Value of Financial Instruments**

The carrying amount of cash, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair value due to their short maturity. Based on variable interest rates and the borrowing rates currently available to the Company for loans similar to its asset — based line of credit the fair value approximates its carrying amount.

**Recent Accounting Pronouncements**

Effective January 1, 2023, the Company adopted the Accounting Standards Update ("ASU") 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, issued by the Financial Accounting Standards Board ("FASB") which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of operations as the amounts expected to be collected change. The Company evaluated the accounting standards update related to the ASU 2016-13 Current Expected Credit Loss ("CECL") and determined that the pronouncement does not have a material effect on the financial position, results of operations or cash flows for the Company.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for the Company's annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures.

**2.    Discontinued Operation and Assets and Liabilities Related to Discontinued Operation**

The Company's decision to sell certain assets and wind down the operations of OKC met the "held for sale" under ASC 205-20-45-9 *Discontinued Operations*, and represented a strategic shift that had a significant impact on the Company's overall operations and financial results. Accordingly, the assets and liabilities of OKC are reflected as "Assets and Liabilities related to Discontinued Operation" in the Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022 (as reclassified). In addition, OKC's operating loss, the loss on sale of assets, divestiture costs, and impairment charges on long-lived assets were reclassified to "Loss from Discontinued Operation, net of tax" in the Consolidated Statements of Operations for the twelve-month years ended December 31, 2023 and December 31, 2022 (as reclassified).

Under the terms of the Asset Purchase Agreement, the Company sold inventory, machinery & equipment and intellectual property (patents & trademarks/tradenames) to a buyer for approximately $2,158,000. The sale transaction closed on August 1, 2023, and in accordance with the sale, the Company evaluated whether the fair value of OKC assets sold, less estimated costs to sell, exceeded the net carrying values. The Company concluded that the net carrying values exceeded the fair value, less estimated costs to sell, resulting in a loss on the sale of assets of approximately $3,162,000 for the twelve-month year ended December 31, 2023.

Also, as a direct result of Management's decision to sell OKC's assets, divest the operations, and exit the CPG segment, the Company incurred an impairment charge on its long-lived asset (building) of approximately $1,219,000 for the year ended December 31, 2023. This charge was based on two independent, third party real property appraisals (less estimated costs to sell). In addition, divestiture costs of approximately $807,000 were incurred for the year ended December 31, 2023 related to key employee retention agreements, employee severance agreements, and supplier open purchase order obligations. The aggregate total of the impairment charge and divestiture costs resulted in a loss of approximately $2,026,000 for the year ended December 31, 2023.

Finally, OKC's operating loss of approximately $2,052,000 for the year ended December 31, 2023 are also included in the Loss from Discontinued Operation (loss of $22,000 for the year ended December 31, 2022, as reclassified).

In summary, the Discontinued Operation, net of tax, resulted in a loss of approximately $7,240,000 for the year ended December 31, 2023 (loss of $22,000 for the year ended December 31, 2022, as reclassified).

*Discontinued Operation Financial Information*

Consolidated Statements of Operations are as follows:

| | Years Ended December 31, | |
|---|---|---|
| (in thousands) | 2023 | 2022 |
| Net Sales | $ 3,410 | $ 8,636 |
| Operating costs | (5,462) | (8,658) |
| Loss from discontinued operation | (2,052) | (22) |
| Loss from discontinued operation – impairment and divestiture costs | (2,026) | — |
| Loss on sale of assets | (3,162) | — |
| Loss from discontinued operation before income taxes | (7,240) | (22) |
| Income tax benefit | — | 5 |
| Loss from discontinued operation, net of tax | $(7,240) | $ (17) |

*Assets & Liabilities Related to Discontinued Operation Financial Information*

A summary of the carrying amounts of major classes of assets and liabilities, which are included in assets and liabilities related to discontinued operation in the Consolidated Balance Sheets, are as follows:

| | Years Ending December 31, | |
|---|---|---|
| (in thousands) | 2023 | 2022 |
| Accounts receivable, net | $ 38 | $1,016 |
| Prepaid and other assets | 31 | 338 |
| Inventories, net | 55 | 4,758 |
| Building and improvements, net | 1,428 | — |
| Assets related to discontinued operation | $1,552 | $6,112 |
| Noncurrent assets related to discontinued operation | $ — | $3,440 |
| Accounts payable | $ 197 | $1,272 |
| Accrued employee compensation and other costs | 16 | 473 |
| Liabilities related to discontinued operation | $ 213 | $1,745 |

The Company plans to actively market and sell the building in 2024, as well as the inventory (steel) acquired from suppliers that was not part of the sale of assets sold to a third party. The majority of the remaining assets and liabilities are expected to be settled in early 2024.

3.  **Inventories**

| (in thousands) | Years Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Raw material and common parts | $ 7,828 | $ 7,199 |
| Work-in-process | 6,466 | 6,490 |
| Finished goods | 491 | 1,199 |
| | 14,785 | 14,888 |
| Less inventory reserve | (587) | (602) |
| Total inventories | $14,198 | $14,286 |

4.  **Property, Plant and Equipment**

| (in thousands) | Years Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Buildings and building improvements | $ 8,447 | $ 7,838 |
| Machinery, equipment and tooling | 15,503 | 14,526 |
| Construction in progress | 106 | 1,002 |
| | 24,056 | 23,366 |
| Less accumulated depreciation and amortization | (17,078) | (16,011) |
| Property, plant and equipment, net | $ 6,978 | $ 7,355 |

Depreciation and amortization expense amounted to approximately $1,083,000 and $951,000 for the years ended December 31, 2023 and 2022, respectively. Depreciation expense amounted to approximately $1,042,000 and $927,000 for the years ended December 31, 2023 and 2022, respectively. Amortization expense primarily related to equipment financing amounted to approximately $41,000 and $24,000 for years ended December 31, 2023 and 2022, respectively.

The Company's Right of Use ('ROU') assets included in machinery, equipment and tooling had a net book value of approximately $160,000 as of December 31, 2023 ($185,000 as of December 31, 2022).

As of December 31, 2023, there is approximately $106,000 ($1,002,000 as of December 31, 2022) of construction in progress (CIP) included in property, plant and equipment all of which is related to capital projects. There is approximately $93,000 in CIP for machinery and approximately $13,000 for building improvements.

### 5. Long-Term Debt

| (in thousands) | Years Ending December 31, | |
| --- | --- | --- |
|  | 2023 | 2022 |
| Line of credit payable to a financial institution: Interest rate is equal to the greater of 8.0% or Prime Rate plus 1.0%. (Interest rate 9.5% as of December 31, 2023)[A] | $ 2,103 | $ — |
| Equipment note obligations; Interest rate fixed for term of each funding based upon the Lender's lease pricing at time of funding. (Interest rate/factor factor 1.79553% – 1.869304% at time of funding)[B] | — | 491 |
| Equipment financing lease obligations; Interest rate fixed for term of each funding based upon the Lender's lease pricing at time of funding. (Interest rate/ factor 1.822758% – 1.869304% at time of funding)[C] | — | 10 |
|  | 2,103 | 501 |
| Less current portion | (2,103) | (501) |
| Long term debt | $ — | $ — |

(A) On June 27, 2023, the Company replaced its line of credit ($0 balance outstanding as of December 31, 2022) by entering into a three-year financing agreement with a new financial lending institution for an asset-based line of credit (the "Credit Facility") with a maximum revolving credit of $7,000,000. The borrowing base under the Credit Facility is determined using 85% of eligible domestic and foreign accounts receivable balances, less any amounts above foreign credit insurance limits and other specific reserves. In general terms, ineligible receivables are defined as invoices unpaid over 90 days. The balance outstanding on the Credit Facility is approximately $2,103,000 as of December 31, 2023, and availability on the Credit Facility is approximately $4,897,000 based on the borrowing base calculations as of December 31, 2023. The Company capitalized approximately $104,000 of loan origination costs amortizing over three years through June 2026 (the expiration of the Credit Facility), and it is collateralized by the Company's assets.

In accordance with ASC 470-10-45-5 Classification of Revolving Credit Agreements Subject to Lock-Box Arrangements and Subjective Acceleration Clauses, borrowings outstanding under the Credit Facility that includes both a subjective acceleration clause and requirement to maintain a lock-box arrangement must be considered short-term obligations. As the Credit Facility includes both of the provisions, the outstanding balance of $2,103,000 is classified as a current liability on the Consolidated Balance Sheet as of December 31, 2023.

The Credit Facility contains two financial covenants required to be maintained by the Company at the end of each of its fiscal quarters. The Tangible Net Worth covenant requires the Company to maintain tangible net worth not less than $20,000,000. The Working Capital covenant requires the Company to maintain working capital not less than $10,000,000. The Company has met both covenant requirements as of December 31, 2023.

(B) The Company had an equipment loan facility in the amount of $1,000,000 available until July 9, 2021. This line was non-revolving and non-renewable. The loan term for the equipment covered by the agreement was 60 months. Monthly payments were fixed for the term of each funding based upon the Lender's lease pricing in effect at the time of such funding. The equipment loan was paid off in 2023, so there is no balance outstanding as of December 31, 2023 ($491,000 outstanding as of December 31, 2022).

(C) The Company had a lease line of credit for equipment financing in the amount of $1,000,000 available until June 28, 2018. This line was non-revolving and non-renewable. The lease term for equipment covered by the lease line of credit was 60 months. Monthly payments were fixed for the term of each funding based upon the Lender's lease pricing in effect at the time of such funding. The line of credit was paid off in 2023, so there is no balance outstanding as of December 31, 2023 ($10,000 outstanding as of December 31, 2022).

**6.    Employee Benefit Plans**

**Employee Stock Ownership Plan (ESOP)**

In 1985, the Company established an employee stock ownership plan (ESOP or the Plan) for the benefit of employees who meet certain minimum age and service requirements. Upon inception of the ESOP, the Company borrowed $2,000,000 from a bank and lent the proceeds to the Plan in accordance with the Trust Agreement (the Trust) established under the ESOP to purchase shares of the Company's common stock. The Company's original loan to the Trust is at interest rates approximating the prime rate and is repayable to the Company over a 40-year term ending in December 2024. During 1987 and 1988, the Company loaned an additional amount of $1,942,000 to the Trust under terms similar to those under the original loan, with term ending in December 2028.

Company shares are held by the Plan's trustees (per Trust Agreement) in a suspense account until allocated to participant accounts in the Plan. Contributions are determined annually by the Company according to the ESOP plan formula. Each year the Company makes contributions to the Trust sufficient to enable the Trust to repay the principal and interest due to the Company under the terms of the Trust. As the loans are repaid, shares are released from the suspense account pro rata based on the portion of the aggregate loan payments that are paid during the year. The Plan allows dividends (if applicable) on unallocated shares to be distributed to participants in cash, unless otherwise directed. Shares released from the suspense account are allocated to participants in the ESOP based on their relative taxable compensation in the year of allocation and/or on the participants' account balances.

If the Company's shares are not readily tradeable on an established securities market when an ESOP participant's termination of employment or retirement occurs, and if such ESOP participant requests that his/her ESOP distributed shares be repurchased by the Company, the Company is obligated to do so. The Company's shares currently trade on NYSE American. There were no outstanding ESOP shares subject to the repurchase obligation at December 31, 2023.

Since inception of the Plan, 321,141 shares have been allocated to participant accounts, exclusive of shares distributed to participants and no longer in the Plan. As of December 31, 2023 and 2022, 26,752 and 41,270 shares, respectively, remain unallocated in the suspense account.

Related compensation expense associated with the Plan, which is equal to the principal reduction on the loans receivable from the trust, amounted to approximately $101,000 for the years ended December 31, 2023 and 2022. Included as a reduction to Company's shareholders' equity is the ESOP trust commitment which represents the remaining indebtedness of the Trust to the Company. ESOP participants are entitled to vote allocated shares and the Trust is entitled to vote unallocated shares and any allocated shares not voted by the participants.

**Other Postretirement Benefit Plans**

The Company provides certain postretirement health and life insurance benefits for two former executives (retirees) of the Company (the Plan). Upon ceasing employment with the Company, the Company pays the annual cost of health insurance coverage and provides continuing life insurance at the same level of coverage at the time of terminating employment with the Company. The Plan also provides a benefit to reimburse the retirees for certain out-of-pocket medical and/or health-related costs. The retirees' benefits cease upon their death. The Plan is unfunded and the actuarially-determined projected postretirement benefit obligation was approximately $4,262,000 and $4,062,000 as of December 31, 2023 and 2022, respectively.

Amounts recognized in the Consolidated Balance Sheets as of December 31, 2023 and 2022 consist of the following:

| (in thousands) | Years Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Current portion – retirement benefits and other . . . . . . . . . . . . . . . . . . . | $    97 | $    87 |
| Long-term liabilities – retirement benefits and other . . . . . . . . . . . . . . . | 4,165 | 3,975 |
| Postretirement Benefit Obligation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $4,262 | $4,062 |
| Accumulated other comprehensive loss, before income taxes: | | |
| Net actuarial loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $3,024 | $2,958 |

The estimated net loss to be amortized from AOCI to benefit cost during 2024 is approximately $97,000. The increase in the projected postretirement benefit obligation was due to changes in actuarial assumptions. The actuarial loss is being amortized based on the expected lifetimes of the two former executives.

A reconciliation of the beginning and ending balances of accumulated postretirement benefit obligations as of December 31, 2023 and 2022 is as follows:

| (in thousands) | Years Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Accumulated postretirement benefit obligations at the beginning of the year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $4,062 | $ 5,865 |
| Interest cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 192 | 157 |
| Actuarial loss/(gain) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 152 | (1,838) |
| Benefits paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (144) | (122) |
| Accumulated postretirement benefit obligations at the end of the year . . . | $4,262 | $ 4,062 |

Financial information for this Plan for the years ended December 31, 2023 and 2022 are as follows:

| (in thousands) | Years Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Interest Cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $192 | $157 |
| Recognized actuarial loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 87 | 151 |
| Pension cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $279 | $308 |
| Benefits Paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $144 | $122 |

As actuarially — determined, the Company estimates it will make contributions to the Plan to fund the benefits of approximately $147,000 in 2024.

Actuarial assumptions used as of and for the years ended December 31, 2023 and 2022 are as follows:

| | Years Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Discount rate used in determining: | | |
| Benefit obligation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5.250% | 4.875% |
| Pension cost . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4.875% | 2.750% |

Assumed healthcare cost trend rate is estimated at 10% for the first year and then grading down by 0.5% for each year subsequent until a floor of 5% is reached. The actuarial assumptions for mortality include the use of PriH-2012 mortality tables with generational mortality improvement scale 2024 and adjusted scale MP 2021.

The effect of a one-percentage-point increase and a one-percentage-point decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic postretirement health care benefit costs and the accumulated postretirement benefit obligation for health care benefits are as follows:

| | Years Ended December 31, | |
| --- | --- | --- |
| (dollars in thousands) | 2023 | 2022 |
| Effect of 1% increase in health care trend rates: | | |
| Change in benefit obligation | $ 543 | $ 636 |
| Change in combined service and interest cost | $ 31 | $ 30 |
| Effect of 1% decrease of health care trend rates: | | |
| Change in benefit obligation | $(450) | $(515) |
| Change in combined service and interest cost | $ (25) | $ (23) |

Based on actuarial assumptions, the Company is expected to make benefit payments for the next ten years ending December 31, as follows (in thousands):

| Years Ending December 31, | Amount |
| --- | --- |
| 2024 | $ 147 |
| 2025 | 161 |
| 2026 | 172 |
| 2027 | 184 |
| 2028 | 196 |
| 2029 – 2033 | $1,147 |

## 7. Shareholders' Equity

| (in thousands) | | | Years Ended December 31, 2022 and 2023 | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Retained Earnings | Accumulated Other Comprehensive Loss | Common Stock | Capital in excess of par value | ESOT | Treasury Stock | Total shareholders' equity |
| December 31, 2021 | $ 25,858 | $(3,908) | $523 | $14,500 | $(258) | $(1,349) | $ 35,366 |
| Retirement benefits adjustment | — | 1,571 | — | — | 101 | — | 1,672 |
| Stock based compensation | — | — | — | 56 | — | 135 | 191 |
| Net Loss | (2,117) | — | — | — | — | — | (2,117) |
| December 31, 2022 | $ 23,741 | $(2,337) | $523 | $14,556 | $(157) | $(1,214) | $ 35,112 |
| Retirement benefits adjustment | — | (52) | — | — | 101 | — | 49 |
| Stock based compensation | — | — | 2 | 61 | — | 57 | 120 |
| Net Loss | (10,787) | — | — | — | — | — | (10,787) |
| December 31, 2023 | $ 12,954 | $(2,389) | $525 | $14,617 | $ (56) | $(1,157) | $ 24,494 |

## Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. The weighted average number of common shares outstanding does not include any potentially dilutive securities or any unvested restricted shares of common stock. These unvested restricted shares, although classified as issued and outstanding, are considered forfeitable until the restrictions lapse and will not be included in the basic EPS calculation until the shares are vested. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period plus the number of shares of common stock that would be issued assuming all contingently issuable shares having a dilutive effect on the earnings per share that were outstanding for the period. The dilutive effect of unvested restrictive stock is determined using the treasury stock method. However, if the assumed common shares are anti-dilutive, basic and diluted earnings per share are the same. As a result of the net losses generated in 2023, all outstanding common shares would be antidilutive. As of the year ended December 31, 2023 and 2022, there were 24,110 and 27,010 common shares, respectively, that could potentially dilute basic earnings per share in the future. Incremental shares from assumed conversions are calculated as the number of shares that would be issued, net of the number of shares that could be purchased in the marketplace with the cash received upon stock option exercise.

| | Years Ended December 31, | |
| --- | --- | --- |
| (in thousands except per share data) | 2023 | 2022 |
| Loss from continuing operations | $ (3,547) | $(2,100) |
| Loss from discontinued operation, net of tax | (7,240) | (17) |
| Net loss | $(10,787) | $(2,117) |
| Weighted average common shares outstanding (basic) | 2,470 | 2,422 |
| Unvested restricted stock | 24 | 27 |
| Weighted average common shares outstanding (diluted) | 2,494 | 2,449 |
| Basic and diluted loss per share | — | — |
| Continuing operations | $ (1.44) | $ (0.87) |
| Discontinued operation | (2.93) | (0.01) |
| Basic and diluted loss per share | $ (4.37) | $ (0.88) |

**Common Stock Buyback**

In January 2006, the Company's Board of Directors (Board) authorized the purchase of up to 450,000 shares of its common stock in the open market or in privately negotiated transactions. As of December 31, 2023, the Company has purchased 360,615 shares and there remain 89,385 shares available to purchase under this program. There were no shares purchased by the Company in 2023 or 2022. In March 2024, the Board formally approved the termination of the share repurchase authorization under this program.

**Stock-Based Compensation**

The Company's 2022 Equity Incentive Plan ("the Equity Plan") was approved by the shareholders at the 2022 Annual Meeting of Shareholders. The Equity Plan allows for various types of awards (rights) to be granted, including incentive stock options, non-qualified stock options, stock appreciation rights, restricted awards, performance share awards, cash awards, or any other equity-based awards. The total number of awards under the Equity Plan are limited to a maximum of 200,000 authorized shares.

The Company's executive compensation program established by the Board of Directors determines the type of awards available to the Company's executives. The program consists of an annual (cash) incentive plan ("AIP") and a long-term (equity) incentive plan ("LTIP"). The LTIP includes service-based awards that vest annually over three years, and performance-based awards that cliff-vest based on the achievement of a financial metric over a specific three-year time period. On December 13, 2023, 5,793 service-based (restricted) shares were granted to Company executives under the 2023-2025 LTIP Stock Award ("the 2023-2025 Award"). Additionally, on May 1, 2023, the Board of Directors granted 1,759 service-based restricted shares in connection with the hiring of an executive officer. Those shares vest after a one-year service period.

The Company's director compensation policy provides that non-employee directors receive a portion of their annual retainer in the form of shares under the Equity Plan. These shares vest quarterly over a twelve-month service period, have voting rights, and any dividends declared and paid during the restricted period accrue and are paid upon vesting. The aggregate amount of expense to the Company, measured based on the grant date fair value, is recognized over the requisite service period. An aggregate of 10,410 shares were issued on June 9, 2023 with a grant date fair value of approximately $125,000.

A summary of the status of restricted share awards granted under all employee plans is presented below:

| Restricted Share Activity: | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Unvested at December 31, 2021 | 6,576 | $ 7.60 |
| Granted in 2022 | 32,921 | $11.07 |
| Vested in 2022 | 12,487 | $ 9.22 |
| Unvested at December 31, 2022 | 27,010 | $11.09 |
| Granted in 2023 | 18,687 | $11.74 |
| Vested in 2023 | 23,249 | $11.26 |
| Unvested at December 31, 2023 | 22,448 | $11.45 |

Of the 23,249 shares vested in 2023, 1,748 shares were withheld by the Company for approximately $22,000 to sastisfy statutory minimum withholding tax requirements as permitted under the Equity Plan.

Included in the years ended December 31, 2023 and 2022 is approximately $120,000 and $191,000, respectively, of stock-based compensation expense related to the restricted share awards. The Company has approximately $276,000 of stock-based compensation expense related to unvested service-based shares to be recognized over the requisite service periods.

Performance share awards represent a right to receive a certain number of shares of common stock based on the achievement of corporate performance goals and continued employment during the performance period. Performance share awards granted to executives vest at the end of a three-year period and vested and issued amounts may range from 0% to a maximum of 200% of targeted amounts depending on the achievement of performance measures at the end of a three-year period. The expected cost of the shares is based on the Company's assessment of the probability that the performance condition will be achieved. Any related compensation expense is recognized when the probability of the event is likely and performance criteria are met. Forfeitures are recognized as they occur. These awards may be settled in cash or shares of common stock at the election of the Company on the date of grant. It is the Company's intent to settle these awards with shares of common stock.

On December 13, 2023, 17,381 performance-based shares were granted to Company executives under the 2023-2025 Award at a grant date fair value of $11.50 per share. These shares are not issued until the performance period is complete and the metrics are achieved. The maximum potential stock-based compensation expense for these performance-based shares under the 2023-2025 Award is approximately $400,000. However, no expense has been recorded in 2023 due to the low probability of achievement.

8.   **Income Taxes**

The income tax (expense)/benefit included in the Consolidated Statements of Operations consists of the following:

|  | Years Ended December 31, | |
| --- | --- | --- |
| (in thousands) | 2023 | 2022 |
| **Continuing Operations:** | | |
| Current: | | |
| Federal | $ (24) | $ (61) |
| State | (2) | — |
| Total Current | (26) | (61) |
| Deferred: | | |
| Federal | (1,072) | 626 |
| State | — | — |
| Total Deferred | (1,072) | 626 |
| Total Continuing Operations | $(1,098) | $565 |
| | | |
| **Discontinued Operation:** | | |
| Current: | | |
| Federal | $ — | $ 42 |
| State | — | — |
| Total Current | — | 42 |
| Deferred: | | |
| Federal | — | (37) |
| State | — | — |
| Total Deferred | — | (37) |
| **Total Discontinued Operation** | $ — | $ 5 |
| **Total Income Tax (Expense)/Benefit** | $(1,098) | $570 |

The reconciliation of the federal statutory income tax rate to the Company's effective tax rate based upon the total income tax provision from continuing operations is as follows:

|  | Years Ended December 31, | |
| --- | --- | --- |
|  | 2023 | 2022 |
| Federal statutory rate | 21.0% | 21.0% |
| Permanent non-taxable income | 0.2% | (0.1)% |
| Business credits | 2.8% | 0.1% |
| Foreign-derived intangible income deduction | 0.0% | 0.0% |
| State taxes, net of federal benefit | (0.1)% | (0.1)% |
| Valuation allowance | (68.6)% | 0.0% |
| Other | (0.1)% | 0.3% |
|  | (44.8)% | 21.2% |

At December 31, 2023 and 2022, the deferred tax assets (liabilities) from continuing operations were comprised of the following:

| (in thousands) | Years Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Deferred Tax Assets: | | |
| Inventories | $ 254 | $ 110 |
| Accrued employees compensation and benefits costs | 362 | 399 |
| Postretirement adjustment (accumulated other comprehensive loss) | 635 | 621 |
| Accrued arbitration award and related liability | — | — |
| State credit carryforwards | 177 | 173 |
| Federal Net operating loss carryforward | 1,493 | — |
| Bad debt reserve | 26 | 25 |
| Warranty reserve | 114 | 122 |
| Research and experimentation expenses | 751 | 615 |
| Customer accruals | 344 | — |
| Sec 163(j) disallowed interest | 83 | — |
| Other | 40 | — |
| Minimum pension liability | — | — |
| Total deferred tax assets | 4,279 | 2,065 |
| Valuation allowance | (3,145) | (173) |
| Net deferred tax assets | 1,134 | 1,892 |
| | | |
| Deferred tax liabilities: | | |
| Prepaid expenses | (71) | (70) |
| Property, plant and equipment | (853) | (774) |
| Other receivable – insurance proceeds | (210) | — |
| Total deferred tax liabilities | (1,134) | (844) |
| Net deferred tax assets | $ — | $1,048 |

In assessing the ability of the Company to realize the benefit of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical pre-tax income, as well as projections of future taxable income over the periods which deferred tax assets are deductible, management determined that it is more likely than not that the Company may not realize the net deferred tax assts recorded as of December 31, 2023. Accordingly, a valuation allowance of $3,145,000, an increase of approximately $2,972,000 from the valuation allowance of $173,000 at December 31, 2022, was recorded against net deferred tax assets at December 31, 2023. At December 31, 2023, the federal net operating loss carryforward amount is approximately $7,100,000 and has no expiration date. The Company has a New York state tax credit carryforward of approximately $219,000 at December 31, 2023 ($173,000 at December 31, 2022), which begins to expire in 2024.

There are no uncertain tax positions or unrecognized tax benefits for 2023 and 2022. The Company is subject to routine audits of its tax returns by the Internal Revenue Service and various state taxing authorities. The 2020 through 2023 federal and 2019 through 2023 state tax returns remain subject to examination.

9. **Commitments and Contingencies**

In the course of its business, the Company is subject to a variety of claims and lawsuits that are inherently subject to many uncertainties regarding the possibility of a loss to the Company. Because litigation outcomes are inherently unpredictable, the Company's evaluation of legal proceedings often involves a series of complex assessments by management, after consulting with legal counsel, about future events and can rely heavily on estimates and assumptions. The Company carries liability insurance, subject to certain deductibles and policy limits, for such claims as they arise and may from time to time establish reserves for litigation that is considered probable of a loss. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote.

During the year ended December 31, 2023, the Company entered into further discussions with a particular customer regarding product liability costs and customer damages (the claim) resulting from non-conforming product shipped to the customer in prior years. Prior to 2023, the Company considered the risk of loss to be remote, however, a final claim was received from the customer and submitted to the Company's insurance carrier. Subsequent to 2023, the insurance carrier determined the claim is covered by insurance for approximately $1,000,000. The claim liability of $1,000,000 is included in other accrued liabilities and the insurance proceeds anticipated in the amount of approximately $1,000,000 are included in other current assets in the Consolidated Balance Sheet as of December 31, 2023. The claim has no year-end impact on earnings.

On December 21, 2021, the Company's former Chief Executive Officer ("Former CEO") delivered his Notice of Termination and alleged that the Company breached the terms of the Employment Agreement between the Company and the Former CEO by, among others, placing the Former CEO on paid administrative leave in June 2021 pending an internal investigation. On December 22, 2021, the Board of Directors accepted the Former CEO's resignation from the Company but rejected his request to treat his resignation as resignation for good reason under Paragraph 10 of his Employment Agreement. The Board also determined, based on the findings of its investigation that the Former CEO committed willful malfeasance in violation of his Employment Agreement, and that such willful malfeasance would have justified termination of employment pursuant to Paragraph 9 of the Employment Agreement, but for his earlier resignation. The Former CEO claims that he is entitled to a severance payment equal to 2.99 times his average annual compensation as set forth in the Employment Agreement, plus the reimbursement of certain expenses and the value of any lost benefits. As noted above, the Board of Directors rejected the Former CEO's claim that the Company breached the Employment Agreement. Accordingly, the Company is classifying the Former CEO's termination as a voluntary resignation for which no severance is due. The Employment Agreement provides that disputes arising thereunder shall be settled by arbitration. To date, neither party has commenced an arbitration proceeding with respect to these matters. Based on the information known by the Company as of the date of this filing, if a claim is ultimately asserted, the Company does not consider the risk of loss to be probable and is unable to reasonably or accurately estimate the likelihood and amount of any liability that may be realized with respect to this matter.

On June 7, 2021, a Summons and Complaint was filed by an employee in the Supreme Court of the State of New York, County of Erie, against Servotronics, Inc., the Servotronics Board of Directors, The Ontario Knife Company and Kenneth D. Trbovich (collectively, the "Defendants"). The Complaint alleges certain violations under the New York Human Rights Law by the Defendants relating to the employee's employment by the Company as well as intentional and negligent infliction of emotional distress. The Complaint also alleges certain purported derivative causes of action against all Defendants, including breach of fiduciary duties, fraud and corporate waste. The Complaint seeks monetary damages in an amount not less than $5,000,000 with respect to the direct causes of action and equitable relief with respect to the purported derivative causes of action. The Defendants filed a motion to dismiss the Complaint on August 6, 2021. On January 13, 2022, the Defendants' motion to dismiss was granted, in part, and denied, in part. This litigation is still in its earliest stages. The Company is insured for such matters in the amount of $3 million with a retention of $250,000 for defense costs. During 2023, the Company met the retention amount, so subsequent defense costs are covered by insurance. Additionally, there is an excess coverage policy for $3 million that considers the retention payment from the primary insurance policy as the excess $3 million retention. Based on the information known by the Company as of the date of this filing, the Company does not consider the risk of loss to be probable and is unable to reasonably or accurately estimate the likelihood and amount of any liability that may be realized as a result of this litigation. Accordingly, no loss has been recognized in the accompanying financials statements related to this litigation. The Company intends to vigorously defend against this litigation.

There are no other legal proceedings currently pending by or against the Company that would have a material adverse effect on the business, cash flow, or earnings of the Company.

**10. Related Party Transactions**

The Company paid legal fees and disbursements of approximately $8,000 and $51,000 in the years ended December 31, 2023 and 2022, respectively, for services provided by a law firm owned by a member of the Company's Board of Directors. Additionally, as the Company no longer utilizes this firm, no accrued unbilled legal fees exist as of December 31, 2023 ($13,000 as of December 31, 2022).

**11. Customer and Supplier Concentration**

The Company's revenues include significant concentration from a limited number of customers. Customer concentration for the years ended December 31, 2023 and 2022 included customers A, B, C, and D, which collectively accounted for approximately 90% and 85% of revenues, respectively. While the Company continues to pursue diversification of its customer base, the loss of, or significant reduction in business from, any of these major customers could have a material adverse effect on the Company's financial condition, results of operations, and cash flows. The Company routinely assesses its relationships with major customers, including creditworthiness, market conditions, and competitive pressures, to mitigate risks associated with customer concentration. Despite these efforts, there can be no assurance that the Company will successfully reduce its dependence on any single customer in the future. The Company's foreign sales for the years ended December 31, 2023 and 2022 were approximately $12,129,000 and $10,541,000, respectively, and constitute a substantial part of the Company's revenue.

The Company relies on a variety of suppliers for the procurement of raw materials, components, and services necessary for its operations. Supplier concentration for the years ended December 31, 2023, and 2022 included purchases from one supplier, accounting for approximately 10% and 12% of purchases, respectively. While the Company actively manages its relationships with suppliers and seeks to diversify its supplier base, a disruption in the supply of goods or services from this major supplier could have a material adverse effect on the Company's operations and financial results. To mitigate the risks associated with supplier concentration, the Company engages in ongoing efforts to identify alternative sources of supply, assess supplier reliability and performance, and negotiate favorable contractual terms where feasible. However, there can be no assurance that the Company will be successful in reducing its dependence on any single supplier or mitigating the impact of supplier-related risks in the future.

# DIRECTORS

**Christopher M. Marks**
Chairman of the Board of Directors
Partner, Jensen, Marks, Langer & Vance LLC, an independent financial planning firm

**Brent D. Baird**
Former President and Chief Executive Officer of Merchants Group, Inc and Private Investor

**Edward C. Cosgrove, Esq.**
Attorney, The Cosgrove Firm

**William F. Farrell, Jr.**
Chief Executive Officer, Servotronics, Inc.

**Karen L. Howard**
Former Executive Vice President, Kei Advisors LLC, an investor relations and business advisory firm

**Evan H. Wax**
Managing Member, Wax Asset Management LLC, an investment advisory firm

# OFFICERS

**William F. Farrell, Jr.**
Chief Executive Officer

**Harrison W. Kelly III**
Chief Operating Officer

**James C. Takacs**
Chief Technical Officer

**Robert A. Fraass**
Chief Financial Officer

**Bernadine E. Kucinski**
Corporate Secretary

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**Registrar and Transfer Agent**
Computershare 462
South 4th Street
Suite 1600
Louisville, KY 40202

**General Counsel**
Bond, Schoeneck & King, PLLC
Avant Building — Suite 900
200 Delaware Avenue
Buffalo, NY 14202-2107

**Independent Auditors**
Freed Maxick CPAs, PC
424 Main Street — Suite 800
Buffalo, NY 14202-3508

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Form 10-K Report

Servotronics' Annual Report to the Securities and Exchange Commission on Form 10-K (including related financial statements and schedules) for its fiscal year ended December 31, 2023 is available to all stockholders, without charge, upon written request or visit our website at www.servotronics.com/investor-relations. Please address written requests to:

Bernadine E. Kucinski
Corporate Secretary
Servotronics, Inc.
1110 Maple Road
P.O. Box 300
Elma, NY 14059-0300